Mail Stop 4561

February 26, 2008

James Foglesong
Chief Financial Officer
Horizon Bancorp
515 Franklin Square
Michigan City, Indiana 46360

      RE: Horizon Bancorp
               Form 10-K for Fiscal Year Ended December 31, 2006
               Filed March 23, 2007
               File No. 000-10792

Dear Mr. Foglesong,

      We have completed our review of your Form 10-K and have no further comments at this time.

               Sincerely,

               Kevin W. Vaughn
               Branch Chief